Dear Shareholders:

During the first half of 1999, gold spot prices reached a high of $295 per ounce but retreated sharply as the news of bullion sales were given more and more emphasis in the press. Gold ended the first half at $262.50 an ounce, at the time a 20-year low. The Fund’s total return was negative 0.99%* compared to a total return of negative 3.12% for the average gold-oriented mutual fund monitored by Lipper, Inc.

Portfolio Review

Within this difficult environment, the Lexington Goldfund concentrated its investments on the highest quality, most liquid gold producers. These companies possess attractive production profiles, low cost operations and solid management teams. In addition to focusing on quality names in the gold sector, the Fund’s holdings in platinum and diamond producers enjoyed substantially higher relative returns, which helped the Fund’s performance.

The outlook for the gold environment will remain volatile. While it appears that opposition by the U.S. Congress may impede gold sales by the International Monetary Fund (‘‘IMF’’), the Bank of England will continue bimonthly gold sales through the end of 1999. This will continue to keep a ceiling on the bullion price.

As has been the Fund’s practice, we will continue to emphasize well-recognized gold producers and producers of other precious materials. We believe this approach will continue to keep the Fund’s relative performance attractively positioned compared to similar investments.

Market Outlook

The environment for gold shares in the last six months has been volatile, but with an extremely negative bias. This condition has been brought about by fears on metal sales by the IMF, the Swiss Government, and finally, the Bank of England. The latter is especially damaging considering the Bank’s pivotal role in the establishment of the gold standard.

Overall gold demand, thus far in 1999, has been quite strong. As measured by the World Gold Council, tonnage consumed in the first quarter was up 62% compared to the year earlier period. Sharp increases were experienced in North America and Asia where it appears the economic pressures of last year are over.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund’s manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund’s portfolio holdings will have a similar impact on the Fund’s performance. A further discussion of Year 2000 issues is included in the footnotes of the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

James A. Vail
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **(2.18%), (10.24%),** and **(3.38%)** are the one, five, and ten year average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. The price of gold is subject to substantial price fluctuations over short periods of time and may be affected by unpredictable international monetary and political policies. Total return represents past performance and is not predictive of future results. There is no guarantee that the Fund can achieve its objective.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	85%
Gold Bullion	10%
Cash & Cash Equivalents	5%

Country Breakdown (Excludes 10% Gold Bullion and 5% Cash Equivalents)



South Africa	27%
Canada	24%
United States	20%
Australia	10%
Ghana	3%
United Kingdom	1%

Top Ten Holdings (49% of Portfolio)

1. Freeport McMoran Copper & Gold - *United States*
2. Anglogold, Ltd. - *South Africa*
3. Placer Dome, Inc. - *Canada*
4. Stillwater Mining Company - *United States*
5. Barrick Gold Corporation - *Canada*
6. Anglo American Platinum Corporation, Ltd. - *South Africa*
7. Newmont Mining Corporation - *United States*
8. Gold Fields, Ltd. - *South Africa*
9. Delta Gold NL - *Australia*
10. Acacia Resources, Ltd. - *Australia*

Lexington Goldfund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 84.9%	
	Australia: 9.6%	
1,400,000	Acacia Resources, Ltd.	$ 1,621,709
1,350,000	Delta Gold NL	1,921,229
235,000	Newcrest Mining, Ltd.[2]	527,631
1,752,539	Normandy Mining, Ltd.	1,167,004
491,000	Ranger Minerals, Ltd.	763,759
248,285	Sons of Gwalia, Ltd.	653,601
		6,654,933
	Canada: 24.0%	
238,000	Agnico-Eagle Mines, Ltd.	1,472,625
84,607	Barrick Gold Corporation	1,639,261
100,000	Barrick Gold Corporation[1]	1,918,857
95,400	Cambior, Inc.	310,050
300,000	Claude Resources, Inc.[2]	297,963
50,000	Colony Pacific Explorations, Ltd. (Warrants)[1,2]	—
20,000	Dia Met Minerals, Ltd."A"[2]	291,882
25,000	Dia Met Minerals, Ltd. "B"[2]	430,729
50,000	Etruscan Resources, Inc.[2]	20,270
55,000	Franco Nevada Mining Corporation, Ltd.	850,986
433,400	Geomaque Explorations, Ltd.[2]	231,334
300,000	Goldcorp, Inc."A"[2]	1,469,547
373,600	IAMGOLD, International African Mining Gold Corporation[2]	757,273
500,000	Kinross Gold Corporation[2]	841,189
320,000	Meridian Gold, Inc.[2]	1,481,033
50,000	Namibian Minerals Corporation	174,219
371,000	Placer Dome, Inc.	4,382,437
		16,569,655
	Ghana: 3.4%	
133,709	Ashanti Goldfields Company, Ltd.	925,935
199,642	Ashanti Goldfields Company, Ltd. (GDR)	1,385,016
		2,310,951
	South Africa: 27.3%	
121,749	Anglo American Platinum Corporation, Ltd.	2,840,793
	South Africa (continued):	
118,749	Anglogold, Ltd.	$ 5,116,523
5,795	Anglogold, Ltd. (ADR)	124,592
136,363	Anglovaal Mining, Ltd.	881,318
447,918	Avgold, Ltd.[2]	244,211
40,000	De Beers Centenary AG	958,517
132,080	Durban Roodepoort Deep, Ltd.[2]	227,637
33,700	Durban Roodepoort Deep, Ltd. (Options, expiring 06/30/02)[2]	12,845
154,480	Durban Roodepoort Deep, Ltd. (Options, expiring 12/31/99)[2]	34,560
35,100	Gencor, Ltd.	96,558
639,134	Gold Fields, Ltd.	2,192,473
341,656	Harmony Gold Mining, Ltd.[2]	1,607,974
24,460	Impala Platinum Holdings, Ltd.	615,318
227,352	JCI Gold, Ltd.[2]	207,221
404,366	Randfontein Estates, Ltd.	696,915
324,500	Randgold and Exploration Company, Ltd.[2]	387,185
80,972	Sasol, Ltd.	577,670
352,900	St. Helena Gold Mines, Ltd.	964,955
200,000	West Rand Consolidated Mines, Ltd.[2]	323,152
231,832	Western Areas, Ltd.[2]	729,959
		18,840,376
	United Kingdom: 1.0%	
15,000	Anglo American Plc[2]	700,990
	United States: 19.6%	
177,600	Freeport McMoran Copper & Gold "A"	2,974,800
142,100	Freeport McMoran Copper & Gold "B"	2,548,919
189,570	Homestake Mining Company	1,552,104
140,170	Newmont Mining Corporation	2,785,879
112,500	Stillwater Mining Company[2]	3,677,344
		13,539,046
	TOTAL COMMON STOCKS (cost $80,577,265)	58,615,951

Lexington Goldfund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited) (continued)

Number of Shares or Principal Amount	Security	Value (Note 1)
	GOLD BULLION: 9.7%	
	25,458 fine ounces (cost $9,832,907)[2]	$ 6,682,609
	SHORT-TERM INVESTMENTS: 2.9%	
	U.S. Government Obligations	
$1,000,000	U.S. Treasury Bills, 4.30%, due 09/16/99	990,180
1,000,000	U.S. Treasury Bills, 4.46%, due 10/14/99	986,460
	TOTAL SHORT-TERM INVESTMENTS (cost $1,977,864)	1,976,640

Security	Value (Note 1)
TOTAL INVESTMENTS: 97.5% (cost $92,388,036†) (Note 1)	$67,275,200
Other assets in excess of liabilities: 2.5%	1,718,991
TOTAL NET ASSETS: 100.0% (equivalent to $3.00 per share on 23,014,590 shares outstanding) . .	**$68,994,191**

[1] Restricted security (Note 7).

[2] Non-income producing security.

ADR - American Depository Receipt.

GDR - Global Depository Receipt.

† Aggregate cost for Federal income tax purposes is $93,850,392.

The Notes to Financial Statements are an integral part of this statement.

Lexington Goldfund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $92,388,036) (Note 1)	$ 67,275,200
Cash	1,518,075
Due from Lexington Management Corporation (Note 2)	2,659
Receivable for investment securities sold	302,147
Receivable for shares sold	242,525
Dividends and interest receivable	9,606
Total Assets	69,350,212
Liabilities	
Payable for shares redeemed	101,834
Accrued expenses	254,187
Total Liabilities	356,021
Net Assets (equivalent to $3.00 per share on 23,014,590 shares outstanding) (Note 4)	$ 68,994,191
Net Assets consist of:	
Capital stock — authorized 500,000,000 shares, $.001 par value per share	$ 23,015
Additional paid-in capital	170,478,307
Accumulated net investment loss	(482,782)
Accumulated net realized loss on investments and foreign currency transactions	(75,909,800)
Unrealized depreciation of investments and foreign currency translation of other assets and liabilities	(25,114,549)
Total Net Assets	$ 68,994,191

Lexington Goldfund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 372,295	
Interest	68,512	
	440,807	
Less: foreign tax expense	9,855	
Total investment income		$ 430,952
Expenses		
Investment advisory fee (Note 2)	251,902	
Transfer agent and shareholder servicing expenses (Note 2)	67,330	
Distribution expenses (Note 3)	44,252	
Printing and mailing expenses	36,691	
Professional fees	29,450	
Accounting expenses (Note 2)	23,382	
Custodian expenses	22,304	
Registration fees	12,982	
Directors' fees and expenses	11,176	
Computer processing fees	6,238	
Other expenses	22,560	
Total expenses		528,267
Net investment loss		(97,315)
Realized and Unrealized Gain (Loss) on Investments (Note 5)		
Net realized loss on:		
Investments	(10,850,179)	
Foreign currency transactions	(849)	
Net realized loss		(10,851,028)
Net change in unrealized depreciation on:		
Investments	10,752,133	
Foreign currency translation of other assets and liabilities	623	
Net change in unrealized depreciation		10,752,756
Net realized and unrealized loss		(98,272)
Decrease in Net Assets Resulting from Operations		$ (195,587)

The Notes to Financial Statements are an integral part of these statements.

Lexington Goldfund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income (loss)	$ (97,315)	$ 45,698
Net realized loss from investment and foreign currency transactions	(10,851,028)	(9,797,656)
Net change in unrealized depreciation of investments and foreign currency translation	10,752,756	6,918,845
Decrease in net assets resulting from operations	(195,587)	(2,833,113)
Distributions to shareholders from net investment income (Note 1)	—	(52,416)
Increase in net assets from capital share transactions (Notes 1 and 4)	18,348,482	19,732
Net increase (decrease) in net assets	18,152,895	(2,865,797)
Net Assets:		
Beginning of period	50,841,296	53,707,093
End of period (including accumulated net investment loss of $482,782 and distributions in excess of net investment income of $83,069 in 1999 and 1998, respectively)	$ 68,994,191	$ 50,841,296

The Notes to Financial Statements are an integral part of these statements.

1. Significant Accounting Policies

Lexington Goldfund, Inc. (the ''Fund'') is an open-end, non-diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to attain capital appreciation and as such hedge against loss of buying power as may be obtained through investment in gold and equity securities of companies engaged in mining or processing gold throughout the world. On February 18, 1999, the Board of Directors of the Fund approved an Agreement and Plan of Reorganization and Liquidation providing for the transfer of all or substantially all of the Lexington Strategic Investments Fund, Inc.'s (''Strategic Investments'') assets and liabilities to the Fund in a tax free exchange of capital stock of the Fund at net asset value and the assumption of stated liabilties (the ''Exchange''). The Exchange was approved by the shareholders of Strategic Investments on June 22, 1999, and was completed after the close of business on June 25, 1999 at which time 14,495,064 shares valued at $1.23 per share, representing net assets of $17,841,616 (including $9,295,470 net unrealized depreciation of investments) were exchanged by Strategic Investments for the respective number of shares of the Fund. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market and gold bullion are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain equity securities in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward foreign currency contracts entered into with respect to position hedges. There are no forward foreign currency contracts outstanding at June 30, 1999.

1. Significant Accounting Policies (continued)

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 1.00% of the Fund's average daily net assets up to $50 million and at an annual rate of 0.75% thereafter. For 1999, LMC has agreed to voluntarily limit the total expenses of the Fund (excluding interest, taxes, brokerage commissions, 12b-1 fees and extraordinary expenses, but including management fee and operating expenses) to an annual rate of 2.50% of the Fund's average net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $49,270, which are incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999 were $44,252 and are set forth in the statement of operations.

4. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	4,266,614	$ 13,214,309	15,653,921	$ 51,873,043
Shares issued on reinvestment of dividends	—	—	15,753	46,630
Shares issued in connection with reorganization	6,190,600	17,841,616	—	—
	10,457,214	31,055,925	15,669,674	51,919,673
Shares redeemed	(4,197,515)	(12,707,443)	(15,516,610)	(51,899,941)
Net increase	6,259,699	$ 18,348,482	153,064	$ 19,732

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $12,435,851 and $12,958,628, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $3,868,040 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $30,443,232.

6. Investment and Concentration Risks

The Fund makes significant investments in foreign securities and has a policy of investing in gold and in the securities of companies engaged in mining or processing of gold. There are certain risks involved in investing in foreign securities or concentrating in specific industries that are in addition to the usual risks inherent in domestic investments. These risks include those resulting from potentially adverse political and economic developments as well as the possible imposition of foreign exchange or other foreign governmental restrictions or laws, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

In addition to the risks described above, risks may arise from forward foreign currency contracts as a result of the potential inability of counterparties to meet the terms of their contracts.

7. Restricted Securities

The following securities were purchased under Rule 144A of the Securities Act of 1933 or issued in private placements and, unless registered under the Act or exempted from registration, may be sold only to qualified institutional investors. Pursuant to guidelines adopted by the Fund's Board of Directors, these unregistered securities have been deemed to be illiquid. The Fund currently limits investment in illiquid securities to 15% of the Fund's net assets, at market value.

Security	Aquisition Date	Shares	Market Value	Percent of Net Assets
Barrick Gold Corporation	02/03/99	100,000	$1,918,857	2.78%
Colony Pacific Explorations, Ltd. (Warrants)	04/28/97	50,000	—	0.00
			$1,918,857	2.78%

Lexington Goldfund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$3.03	$3.24	$5.97	$6.24	$6.37
Income (loss) from investment operations:					
Net investment income (loss)	(0.02)	—	—	0.02	—
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.01)	(0.21)	(2.52)	0.50	(0.12)
Total income (loss) from investment operations	(0.03)	(0.21)	(2.52)	0.52	(0.12)
Less distributions:					
Distributions from net investment income	—	—	(0.21)	(0.79)	(0.01)
Net asset value, end of period	$3.00	$3.03	$3.24	$5.97	$6.24
Total return	(2.00)%*	(6.39)%	(42.98)%	7.84%	(1.89)%
Ratio to average net assets:					
Expenses	2.09%*	1.74%	1.65%	1.60%	1.70%
Net investment income (loss)	(0.38)%*	0.08%	0.17%	(0.32)%	0.07%
Portfolio turnover rate	50.16%*	28.93%	38.32%	31.04%	40.41%
Net assets, end of period (000's omitted)	$68,994	$50,841	$53,707	$109,287	$135,779

* Annualized.

Lexington Goldfund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information: 1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your Lexington Fund account
Price/Yield • Account Balances • Exchanges • Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Goldfund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX271-SAR6/99

LEXINGTON GOLDFUND, INC.

Seeks capital appreciation and as such hedge against loss of buying power as may be obtained through investment in gold and equity securities of companies engaged in mining or processing gold throughout the world

Semi-Annual Report June 30, 1999

The Lexington Group of **No-Load** Investment Companies

LEXINGTON®